Exhibit 99.1

Bragg Gaming Full Turnkey Solution Powers Hard Rock Casino Brand in The Netherlands

Supplier concludes deal with sixth PAM customer as part of strategic goal of being the leading technology and content supplier to the Dutch market

Malta, July 2, 2024 – Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) (“Bragg” or the “Company”) has launched HardRockCasino.nl in the Dutch market, supplying its cutting-edge player account management (PAM) software to the brand.

The agreement marks Bragg’s 6th PAM client in the Netherlands, reinforcing Bragg’s status as the leading technology and content supplier in the Dutch market.

Hard Rock Casino NL will also benefit from Bragg’s full suite of managed services which include 24/7 customer support, payment processing and technology, fraud prevention services, retention marketing and access to our responsible gambling solutions.

In addition to its supply of PAM technology, the agreement also allows for content aggregation, with Hard Rock Casino NL gaining access to the Bragg HUB which brings together more than 10,000 casino titles, including exclusive games built on the Bragg Remote Gaming Server (RGS) and games from other leading iGaming suppliers.

Bragg will also supply exclusive content from its in-house proprietary games development studios including Atomic Slot Lab and Indigo Magic.

All online casino games delivered via the Company’s Bragg HUB content delivery platform come with the Company’s Fuze™ promotional tools as standard which offer player engagement features on games such as free rounds, tournaments and quests.

Hard Rock Digital operates in the Netherlands as part of a partnership (brand licensing agreement) with iCasino.BV with the latter obtaining a license to operate online gambling from the Dutch Gambling Authority (KSA) in May.

Matevž Mazij, Chief Executive Officer at Bragg commented: “We’re excited to be able to support hardrockcasino.nl as it launches in the Dutch market under the Hard Rock Casino brand.

Hard Rock Digital is an internationally recognizable brand with a fantastic global presence, and I cannot wait to see how Dutch players will embrace the brand as we launch with hardrockcasino.nl.”

Paul Strikers, Chief Executive Officer at iCasino added: “When entering a highly competitive market like The Netherlands, with its strong emphasis on operator compliance, we wanted to have the best foundation, and Bragg’s suite of content and technology solutions provides that.

Dutch players will benefit from access to the latest titles and the best offers, bringing the best in Hard Rock Casino style to our igaming offering”

The Dutch online gambling market is projected to be worth over USD 2 billion in 2024 according to H2 Gambling Capital.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is an iGaming content and turnkey technology solutions provider serving online and land-based gaming operators with its proprietary and exclusive content, and cutting-edge technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a cross section of exclusive titles from carefully selected studio partners under the Powered By Bragg program. Games built on Bragg’s remote games server (Bragg RGS) technology are distributed via the Bragg Hub content delivery platform and are available exclusively to Bragg customers. Bragg’s flexible, modern, omnichannel Player Account Management (PAM) platform powers multiple leading iCasino and sportsbook brands and at all points is supported by expert in-house managed, operational, and marketing services. Content delivered via the Bragg Hub either exclusively or from the Bragg aggregated games portfolio is managed from a single back-office which is supported by powerful data analytics tools, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, approved and operational in many regulated iCasino markets globally, including the U.S, Canada, United Kingdom, Italy, the Netherlands, Germany, Sweden, Spain, Malta and Colombia.

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